

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2021

John Maxwell
Director
Wejo Group Limited
Canon's Court
22 Victoria Street
Hamilton HM12, Bermuda

Re: Wejo Group Limited
Registration Statement on Form S-4
Exhbits-
10.2 Data Sharing Agreement, dated December 21, 2018, by and between Wejo Limited and General Motors Holdings LLC
10.3 Amendment One to Data Sharing Agreement, dated February 19, 2019, by and between Wejo Limited and General Motors Holdings LLC
10.4 Amendment Two to Data Sharing Agreement, dated June 25, 2019, by and between Wejo Limited and General Motors Holdings LLC
10.5 Amendment Three to Data Sharing Agreement, dated November 18, 2019, by and between Wejo Limited and General Motors Holdings LLC
10.6 Amendment Four to Data Sharing Agreement, dated December 5, 2019, by and between Wejo Limited and General Motors Holdings LLC
10.7 Amendment Five to Data Sharing Agreement, dated April 21, 2021, by and between Wejo Limited and General Motors Holdings LLC
10.8 Master Subscription Agreement, dated May 28, 2021 by and between Wejo Limited and Palantir Technologies
Filed July 16, 2021
File No. 333-257964

Dear Mr. Maxwell:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and is the type of information that you treat as private or confidential. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibits. Given your conclusion that this information is private or confidential, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Division of Corporation Finance

cc: Jackie Cohen, Esq.